
August 8, 2024

Zhi Yang
Chief Executive Officer
ESG Inc.
523 School House Rd.
Kennett Square, PA 19348

      Re: ESG Inc.
          Form 10-K Transition Report for Fiscal Year Ended December 31, 2023
          Form 10-Q for Fiscal Quarter Ended June 30, 2024
          File No. 000-56532

Dear Zhi Yang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K Transition Report for Fiscal Year Ended December 31, 2023

Item 1. Business, page 3

1.   Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Accelerating Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, please add a risk factor to discuss the Accelerating Holding Foreign Companies Accountable Act.

Item 4. Controls and Procedures, page 28

2.   In your amended filing, please remove the disclosures included under Item 3. Quantitative and Qualitative Disclosures About Market Risk and this Item 4 as those are disclosure requirements of Form 10-Q.

Exhibits

3.   Please file a full amendment to your Form 10-KT to provide currently dated Section 302 and 906 certifications in Exhibits 31 and 32 that also refer to the correct fiscal year-end period. Refer Rule 13-a14(b) of the Exchange Act.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Item 2. Management's Discussion and Analysis
Net Operating Revenues, page 13

4.   We note material changes in your revenues between the comparative periods for both the fiscal year-to-date and the most recent quarter without a corresponding discussion of those results within MD&A. Please revise future filings to provide a discussion of the material changes in the line items of your statement of operations, specifically including revenues, in accordance with Item 303(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences